UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                    November                              , 2004
                -----------------------------------------------------------


                          Knightsbridge Tankers Limited
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               (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  [X]      Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]        No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Press Release to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated November 4, 2004, announcing a change in the ex-dividend date for the dividend for the third quarter of 2004.

EXHIBIT 1


                          Knightsbridge Tankers Limited


Amendment to ex-dividend date

On November 2, 2004 Knightsbridge Tankers Ltd. announced a cash dividend of $1.00 per share. Due to the banking holiday in the US on November 11, 2004 the ex-dividend date for the dividend has been changed to November 10, 2004. The record date and pay date remain as announced, at November 15 and November 29, 2004 respectively.


Hamilton, Bermuda
November 4, 2004


Questions should be directed to:

Contact:   Ola Lorentzon
           + 46 703 998886

           Inger M. Klemp
           + 47 23 11 40 76

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                          Knightsbridge Tankers Limited
                                          -----------------------------
                                                  (Registrant)




Date  November 5, 2004                   By  /s/ Kate Blankenship
     -------------------                     -----------------------
                                                 Kate Blankenship
                                                    Secretary








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